Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

PAR PETROLEUM CORPORATION

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, as amended (the “DGCL”), PAR PETROLEUM CORPORATION, a Delaware corporation (the “Corporation”), hereby certifies as follows:

ARTICLE ONE

The name of the Corporation is PAR PETROLEUM CORPORATION.

ARTICLE TWO

This amendment to the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) was duly adopted in accordance with Section 242 (and, with respect to stockholders, Section 228) of the DGCL.

ARTICLE THREE

The following amendments were approved as described in Article Two:

Section 4.1(a) of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

“(a) The total number of shares of common stock, par value $0.01 per share, that the Company is authorized to issue is five hundred million (500,000,000).”

Section 11.1 of the Certificate of Incorporation is amended to delete the definitions of “Owner Shift Limit” and “Permitted Owner Shift.”

Section 11.3 of the Certificate of Incorporation is amended and restated in its entirety to read as follows:

“11.3 Certain Exceptions. The restrictions set forth in Section 11.2 shall not apply to an attempted Transfer of Company Securities if the transferor or the transferee obtains the written approval of the Board of Directors of the Company, which approval may be granted or denied in the sole discretion of the Board of Directors and may be granted prospectively or retroactively; provided, however, that as a condition of such approval, any transferee that would become a Five-Percent Shareholder and that is not an Initial Five-Percent Shareholder must execute and agree to be bound by the Stockholders Agreement so long as the Stockholders Agreement remains in full force and effect. As a condition to granting its approval, the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer will not result in the application of any Section 382 limitation on the use of the Tax Benefits; provided that the Board of Directors may grant such approval notwithstanding the effect of such approval on the Tax Benefits if it determines that the approval is in the best interests of the Company. The Board of Directors may impose any conditions that it deems reasonable and appropriate in connection with such approval, including, without limitation, restrictions on the ability of any transferee to Transfer Company Securities acquired through a Transfer. Approvals of the Board of Directors hereunder may be given prospectively or retroactively. The Board of Directors, to the fullest extent permitted by law, may exercise the authority granted by this Article 11 through duly authorized officers or agents of the Company. Nothing in this Article 11 shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.”

[Signature page follows]

IN WITNESS WHEREOF, the undersigned, being the duly authorized Chief Executive Officer of the Corporation, for the purpose of amending the Certificate of Incorporation of the Corporation pursuant to Section 242 of the DGCL, does make and file this Certificate of Amendment as of the 25th day of September, 2013.

PAR PETROLEUM CORPORATION

/s/ R. Seth Bullock
Name:	R. Seth Bullock
Title:	Chief Financial Officer

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